Please note this document is not notarized due to relief provided by SEC COVID 19 updates 061820.

21002571

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2021
Estimated average burden hours per response....12.00

SEC Mail Processing Section
MAR 02 2021
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 68947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/ 20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Metronome Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 W. Madison, Ste 2040
(No. and Street)

Chicago (City) **IL** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Rosenkranz **(312) 239-1650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jeff A. Rosenkranz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Metronome Securi ies, LLC**, as of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeff A. R[illegible] 2/24/21 11:25 am
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Metronome Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metronome Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

February 24, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

METRONOME
SECURITIES LLC

Metronome Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	404,055
Prepaid Expenses		2,090
Retirement Plan Assets, Net		171,471
Total assets	$	577,616
Liabilities and Members' Equity		
Liabilities		
Due to related party	$	289,741
Total Liabilities		289,741
Members' equity	$	287,875
Total Liabilities and Members' Equity	$	577,616

The accompanying notes are an integral part of these financial statements.

Metronome Securities, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Metronome Securities, LLC (the "Company") began operations on July 13, 2011, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell securities and shall have a perpetual existence, unless otherwise terminated as provided in the Operating Agreement. The Company has a single class of members. As a limited liability company, the members' liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financials condition, results of operations and cash flows.

Cash: The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes investment banking revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Income taxes: The Company has elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-

through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2. Related-Party Transactions

The Company has entered into an agreement with Metronome Partners, LLC ("Metronome Partners"), a sister company, whereby Metronome Partners has agreed to pay all overhead and operating expenses of the Company, other than certain specifically identifiable expenses of the Company, including but not limited to regulatory expenses and professional fees. Metronome Partners is entitled to make a claim for the Company's proportionate share of office space, personnel costs, and other expenses incurred on behalf of the Company. For the year ended December 31, 2020, the amount expensed under the expense sharing agreement was approximately $1,448,000. The due to related party within the accompanying statement of financial condition arose from this agreement.

The ongoing operation of the Company is economically dependent on its ability to enter into contracts referred by Metronome Partners.

Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these transactions did not exist.

Note 3. Concentrations

Two customers accounted for all of the Company's investment banking revenue for the year ended December 31, 2020.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $114,314 which was $94,998 in excess of its required net capital of $19,316. The Company's ratio of aggregate indebtedness to net capital was 2.53 to 1.00.

Note 5. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.

Note 6. Retirement Plan

The Company is a participating employer in a cash balance retirement plan that covers certain personnel of the sister company, Metronome Partners, whose compensation is partially allocated to the Company as described in Note 2. The Company and Metronome Partners are both participating employers in the plan. The plan is considered to be held jointly by the Company and Metronome Partners, thus half of all plan assets and liabilities are recorded by the Company. The amount expensed related to this plan in the accompanying financial statements for 2020 is approximately $300,000. The gain or loss pertaining to the change in the fair value of plan assets and present value of vested benefits is reflected in other comprehensive income or loss within the accompanying statement of operations.

The plan's funded status allocable to the Company at December 31, 2020 is as follows:

Assets at fair value	$ 914,442
Overfunded benefit obligation	(171,471)
Vested Benefits	$ 742,971

The fair value of plan assets includes employer contributions paid by the Company during 2020 of $300,000.

The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 4%.

The plan does not expect to pay any benefits during the next five fiscal years.

The Company also has a 401K plan. There were no employer contributions to the 401K plan for 2020 by the Company.

Note 7. Fair value

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the cash balance retirement plan measured at fair value as of December 31, 2020.

	Fair Value Measurements 12/31/2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Cash and cash equivalents	$ 2,380	$ 2,380	$ -	$ -
Mutual funds, fixed income	650,610	-	650,610	-
Mutual funds, equities	261,452	-	261,452	-
	$ 914,442	$ 2,380	$ 912,062	$

Note 8. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Note 9. ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financials statements is undetermined at this time.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Metronome Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Metronome Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Metronome Securities, LLC stated that Metronome Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Metronome Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Metronome Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 24, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

METRONOME
SECURITIES LLC

SEC
Mail Processing
Section

MAR 02 2021

Washington DC
413

To whom it May Concern:

According to the SEC COVID 19 updates 061820
https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820

1) **The Firm signed the enclosed document electronically with a system in place that indicates the date and time when the signature was executed.**

2) **The Firm was not able to obtain the required notarization due to difficulties arising from COVID-19 and, therefore, is making the enclosed filing without a notarization.**

3) **The Firm is notifying its designated examining authority in writing by filing this notice with the enclosed document via the FINRA filing system and if applicable the SEC Edgar filing system.**

Jeff Rosenkranz, CFO

200 West Madison Street • Suite 2040 • Chicago, IL 60606 • Tel. 312.239.1650 • www.metronomepartners.com